[AIRVANA LETTERHEAD]
June 27, 2007
VIA EDGAR AND FACSIMILE (202) 772-9205
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christy Adams

Re:	Airvana, Inc. Registration Statement on Form S-1 (File No. 333-142210)
Dear Ms. Adams:
On behalf of Airvana, Inc. (the “Company”), we are writing to provide information to assist the Staff of the Securities and Exchange Commission in its consideration of issues relating to the fair market value of the Company’s common stock as of March 28, 2007, as discussed in Amendment No. 2 to the above-referenced Registration Statement (“Amendment No. 2”).
Specifically, the Company provides the following:
•	A general discussion regarding the methodology used by the Company to determine its enterprise value and the fair market value per share of the Company’s common stock;
•	A discussion relating to the valuation of the Company’s common stock as of March 28, 2007, the record date for the special cash dividend paid by the Company in April 2007; and
•	Two hypothetical fair value scenarios using fair market values other than the fair market value used by the Company as of March 28, 2007.
Enterprise Value and Fair Market Value Methodology
In each of the Company’s valuation analyses, the value of the Company was determined using both income and market approaches. Under these approaches, the Company’s enterprise value is determined by using a discounted cash flow model or through a comparable company analysis in which the Company is compared to specified publicly-traded companies in similar lines of businesses. Excess cash on hand is then added to the enterprise value to obtain an adjusted total enterprise value.

The Company then allocates the adjusted total enterprise value between its common stock and preferred stock using the probability-weighted expected return method for three scenarios: (i) an initial public offering, (ii) sale or merger, or (iii) remaining privately held.
The Company advises the Staff that, consistent with the disclosure in Amendment No. 2, the Company performed a contemporaneous analysis of the fair market value of its common stock as of March 22, 2007, using the methodology discussed above and determined that the fair market value was $5.30 per share.
The Company also notes that it performed a contemporaneous analysis of the fair market value of its common stock as of April 30, 2007, using the same methodology, and determined the fair market value to be $4.52 per share. Consistent with all previous analyses, the adjusted enterprise value of the Company included the Company’s excess cash balance, which as of April 30, 2007, had been reduced by $75.0 million primarily to account for the payment of the special cash dividend. As such, the fair market value of the Company’s common stock was reduced by $1.00 per share, the amount of the cash dividend paid with respect to each common share equivalent. This $1.00 per share decrease was partially offset by a $0.22 per share increase primarily due to the Company’s determination that the possibility of an initial public offering had increased since its March 22, 2007 valuation analysis.
Fair Market Value as of Dividend Record Date
The Company did not perform a formal analysis of the fair market value of its common stock as of March 28, 2007, the record date of the special cash dividend. However, the Company’s Board of Directors and management team considered the results of the March 22, 2007 valuation analysis, together with other relevant factors. Specifically, the Board of Directors and management team noted that no material changes had occurred to the Company’s business since March 22, 2007 and no significant changes to the Company’s financial forecast were warranted. As a result, the Company determined that the per share fair market value of its common stock as of March 28, 2007 was $4.30. Since there were no material changes to the Company’s business, this value was based primarily on the previous valuation analysis conducted on March 22, 2007, which resulted in a fair market value of $5.30 per share, reduced by $1.00 per share of common stock in connection with the cash dividend.
The Company provides the following computation to reconcile the fair market value of its common stock as of March 28, 2007 on a pre and post dividend basis:

		March 28 2007			NOTES
	Valuation Summary	Pre Dividend	Dividend	Post Dividend
	($ in millions)
a	Enterprise Value	$334		$334
b	Plus Excess Cash	$100	$(72.7)	$27

c	Market Value (a+b)	$434		$434
d	Plus Stock Option Proceeds (i)	$24		$24

e	Total Value (c+d)	$458		$385

f	Common Shares	72,707,006		72,707,006
g	Stock Options	13,686,745		16,869,946	multiplier = $5.30/$4.30
h	Average Option Price	$1.7234		$1.3981	multiplier = $4.30/$5.30
i	Option Value (g x h)	$23,587,736		$23,585,872	no change in proceeds
j	Total Shares (f + g)	86,393,751	3,183,201	89,576,952

k	Value/share (e / j)	$5.30	$(1.00)	$4.30

Hypothetical Examples of Fair Value Calculations
The Company notes that, consistent with FAS 123(R), when comparing the fair value of its awards on a pre- and post-modification basis, the fair value of its awards remain the same, due to the methodology used by the Company in adjusting its outstanding stock options. In connection with the special cash dividend, the Company adjusted the option strike prices by a factor, calculated as the fair market value after the dividend divided by the fair market value before the dividend (i.e., 4.30/5.30, or .8113). The Company then adjusted the number of outstanding options by the reciprocal of this factor (i.e., 5.30/4.30, or 1.2326). When imputing these new variables into the Black-Scholes model, the calculated fair value after the modification is always the same as the calculated value before the modification.
By way of illustration, the Company provides the following two examples — hypothetical fair market value on March 28 of $4.20 per share (i.e., $0.10 lower than the actual fair market value on March 22, 2007), and hypothetical fair market value of $4.40 per share (i.e., $0.10 higher than the actual fair market value on March 22, 2007). The calculations will show that, in either case, the calculated fair value of options granted is the same before and after the modification and thus no additional compensation expense would be required as a result of the modification.

EXAMPLE #1 — FMV = $4.20
Estimated Fair Value Before Modification
Assumptions used:
•	Volatility = 78%
•	Expected Life = 5.9 years
•	Risk free interest rate = 4.5%
•	Strike Price = $2.25
•	FMV = $5.20
•	Options grated = 1,748,250
Calculated Fair Value per share = $4.2542
Total Fair Value = $4.2542 x 1,748,250 shares = $7,437,464
Estimated Fair Value After Modification
Assumptions used:
•	Volatility = 78%
•	Expected Life = 5.9 years
•	Risk free interest rate = 4.5%
•	Strike Price = $2.25 x [4.20/5.20] = $1.8173
•	FMV = $4.20
•	Options grated = 1,748,250 x [5.20/4.20] = 2,164,500
Calculated Fair Value per share = $3.4361
Total Fair Value = $3.4361 x 2,164,500 shares = $7,437,464

EXAMPLE #2 — FMV = $4.40
Estimated Fair Value Before Modification
Assumptions used:
•	Volatility = 78%
•	Expected Life = 5.9 years
•	Risk free interest rate = 4.5%
•	Strike Price = $2.25
•	FMV = $5.40
•	Options grated = 1,748,250
Calculated Fair Value per share = $4.4418
Total Fair Value = $4.4418 x 1,748,250 shares = $7,765,410
Estimated Fair Value After Modification
Assumptions used:
•	Volatility = 78%
•	Expected Life = 5.9 years
•	Risk free interest rate = 4.5%
•	Strike Price = $2.25 x [4.40/5.40] = $1.8333
•	FMV = $4.40
•	Options grated = 1,748,250 x [5.40/4.40] = 2,145,580
Calculated Fair Value per share = $3.6193
Total Fair Value = $3.6193 x 2,145,580 shares = $7,765,410
*     *     *     *
Please direct your questions or comments regarding this letter to Jeffrey D. Glidden, Chief Financial Officer of the Company, at (978) 250-2628 or the undersigned at (978) 250-2694. Thank you for your assistance.
Sincerely,
/s/ David P. Gamache
David P. Gamache
Vice President of Finance and Operations

cc:	Mark G. Borden Peter N. Handrinos Tod K. Reichert